UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: AGM 2025 Calling and Agenda	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of TELEFÓNICA, S.A. at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 10, 2025 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on April 9, 2025 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in the calling.

To this end, the following documents are hereby enclosed to this report:

-    Full text of the calling.
-    Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

The calling, the proposals and the additional information related to the Annual General Shareholders’ Meeting detailed in the official calling, are available to shareholders on the Company’s website, www.telefonica.com.

Madrid, March 6, 2025.

TELEFÓNICA, S.A.
Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A. (hereinafter “Telefónica, S.A.” or the “Company”), the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 10, 2025 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for April 9, 2025 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in this announcement.
To ensure the event is managed sustainably, shareholders and their proxy representatives are advised to participate in the General Meeting remotely (by granting their proxy or casting their vote prior to the holding of the Meeting, or by attending the Meeting remotely). Likewise, it has been decided that the Company will not deliver commemorative gifts to attendees the day of the General Shareholders’ Meeting.
The matters to be discussed and voted upon at this Ordinary General Shareholders’ Meeting are those contained in the following
AGENDA
I.Individual and Consolidated Annual Accounts, Consolidated Sustainability Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2024.
I.1Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2024.
I.2Approval of the Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
I.3Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2024.
II.Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2024.

III.Re-election of the Statutory Auditor for fiscal year 2025.
IV.Ratification and appointment of Directors.
IV.1Ratification and appointment of Mr. Marc Thomas Murtra Millar as an Executive Director.
IV.2Ratification and appointment of Mr. Emilio Gayo Rodríguez as an Executive Director.
IV.3Ratification and appointment of Mr. Carlos Ocaña Orbis as a Proprietary Director.
IV.4Ratification and appointment of Mr. Olayan M. Alwetaid as a Proprietary Director.
IV.5Ratification and appointment of Ms. Ana María Sala Andrés as an Independent Director.
V.Shareholder compensation. Distribution of dividends from unrestricted reserves.
VI.Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to increase share capital in accordance with Section 297.1.b) of the Companies Act (Ley de Sociedades de Capital), with the power to exclude the pre-emptive rights of shareholders.
VII.Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.
VIII.Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
IX.Consultative vote on the 2024 Annual Report on Directors’ Remuneration.
SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING
Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days following the publication of this announcement of call to meeting. In addition, and as provided in Section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following the publication of this announcement of call to meeting, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.
RIGHT TO RECEIVE INFORMATION
In connection with items I, II, IV, VII and IX of the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:
-Individual and Consolidated Annual Accounts of Telefónica, S.A. and Proposed Allocation of Profits/Losses, all for fiscal year 2024.
-Individual and Consolidated Management Reports of Telefónica, S.A. for fiscal year 2024.
-Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024, which forms a part of the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
-Audit Reports on the Individual and Consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2024.
-Report of the Board of Directors on the proposed ratifications and appointments of Directors referred to in item IV of the Agenda, which includes the full text of the proposals, the curricula vitae of the candidates for ratification and appointment, their category, as well as the Report of the Nominating, Compensation and Corporate Governance Committee in relation to such proposals.
-Report of the Board of Directors on the proposed delegation to such body of the power to increase the share capital and exclude the pre-emptive right referred to in item VI of the Agenda, which includes the full text of the proposal.
-Report of the Board of Directors on the proposed delegation to such body of the power to issue ordinary, exchangeable and/or convertible securities and to exclude the pre-emptive right referred to in item VII of the Agenda, which includes the full text of the proposal.

-Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item IX of the Agenda.
Shareholders who wish to obtain a copy of any or all of the documents mentioned above are advised to send their request by e-mail to accionistas@telefonica.com.
Pursuant to Sections 197 and 520 of the Companies Act (Ley de Sociedades de Capital), the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Shareholder Office (Oficina del Accionista)), or by sending an e-mail to accionistas@telefonica.com, request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) since April 12, 2024, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Statutory Auditor’s reports mentioned above.
Regardless of the right to receive information referred to above, following the date of publication of the announcement of the call to meeting, the following documents and information, among others, will be available on the Company’s corporate website (www.telefonica.com):
-This announcement of the call to meeting.
-The total number of shares and voting rights on the date of the call to meeting.
-The Individual Annual Accounts, the Management Report and the Statutory Auditor’s Report for fiscal year 2024, as well as the Consolidated Annual Accounts, the Management Report of the Group (which includes the Statement of Non-Financial Information and Sustainability Information of the Group) and the Statutory Auditor’s Report for such fiscal year.
-The full text of the resolutions proposed regarding each of the items on the Agenda, as well as in relation to items IV, VI and VII, the corresponding Reports of the Board of Directors and, in relation to item IV, the Report of the Nominating, Compensation and Corporate Governance Committee.
-The form of proxy-granting or distance voting card.
-The Annual Report on the Remuneration of Directors of Telefónica, S.A. for fiscal year 2024.
-The Annual Corporate Governance Report for fiscal year 2024.

-The current text of the By-Laws.
-The current text of the Regulations for the General Shareholders’ Meeting.
-The current text of the Regulations of the Board of Directors.
-The Report of the Audit and Control Committee on the independence of the External Auditor.
-The Annual Report on the activity of the Audit and Control Committee and the Report on the Operation of the Nominating, Compensation and Corporate Governance Committee.
-The Audit and Control Committee Report on related-party transactions.
RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY
The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry register five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.
Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Unless expressly stated otherwise by the shareholder granting the proxy, it shall be understood that the proxy-holder is specifically instructed to vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting.
If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chair of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.
The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to attendees with reduced mobility. There will also be a sign language interpreter to facilitate the monitoring of the proceedings at the General Meeting by persons with hearing impairment.
REMOTE ATTENDANCE AT THE GENERAL MEETING
Furthermore, pursuant to Articles 21 of the By-Laws and 18 of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved that the Meeting can also be attended using electronic means that allow for a real-time connection with the venue where the Meeting is being held (“Remote Attendance”).
The shareholders that wish to attend remotely the Meeting will have to access the “Remote Attendance” online app included into the “Participation Platform” (Plataforma de Participación) enabled in the “General Shareholders Meeting 2025/Participation Platform” site available on the Company’s corporate website (www.telefonica.com) (the “Website”). Remote Attendance through the Participation Platform will be available from any device with access to the internet (including mobile phones and tablets).
Remote Attendance at the Meeting shall be subject to the following basic rules, and to the extent not expressly provided for, to the provisions set forth on the Company’s corporate website, to the provisions of law, to the By-Laws and to the Regulations for the General Shareholders’ Meeting:
a)    Prior registration
Shareholders (or their proxy-holders) must have registered previously into the Participation Platform to be able to attend the Meeting remotely. For that purpose, they must, between 0:00 hours on April 4, 2025 and midnight (24:00 hours) on April 8, 2025, provide evidence of their identity in the Participation Platform in the Website for such purpose by means of: (i) an Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Participation Platform, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and, if appropriate, a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the General Shareholders’ Meeting.
b)    Connection and attendance
Pursuant to the provisions of the Regulations for the General Shareholders’ Meeting, and in order to ensure proper management of the remote attendance systems, shareholders (or their proxy-holders) wishing to attend the Meeting and vote by remote means of communication must access the “Remote Attendance” online app included into the Participation Platform by identifying themselves with their identification document number and the password chosen during the prior registration process referred to in section a) above and must connect between 8:00 a.m. and 10:00 a.m. on the day the meeting is held. No access by attendees will be allowed outside of this time period.
If applicable, on April 9, 2025, after verifying the lack of a sufficient quorum to hold the General Meeting, the Company shall publish this circumstance on the Website, confirming that the Meeting will ultimately be held on second call. In this case, attendees who have accessed the “Remote Attendance” online app included into the Participation Platform on first call must access again on April 10, 2025, between 8:00 a.m. and 10:00 a.m., as explained in the preceding paragraph.
If the person attending remotely has been granted proxies, and provided that they were received by the Company within the periods established for such purpose, the “Remote Attendance” online app included into the Participation Platform will present them to such person for acceptance. For this purpose, as indicated in the preceding sections, shareholders wishing to be represented at the General Shareholders’ Meeting by another person who is going to attend remotely must have previously informed the Company of such proxy representation by electronic means (via the Website, by telephone (900 111 004) or by e-mail to accionistas@telefonica.com) or by postal correspondence (by sending it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid)).
The presiding committee of the General Shareholders’ Meeting, and the Notary, if any, shall have direct access to the Participation Platform, so that they are directly and immediately aware of communications made by shareholders attending remotely and the statements they make.
Shareholders (or their proxy-holders) who have accessed the “Remote Attendance” online app included into the Participation Platform to attend remotely and who wish to leave the General Shareholders’ Meeting by stating it for the record before the Notary may do so by following the procedure provided for this purpose in the software application. Once they have communicated their express desire to leave the meeting, all of their subsequent actions will be deemed to have not occurred.

For those persons who attend the Meeting remotely, the “Remote Attendance” online app included into the Participation Platform will be shut down at the end of the General Meeting or, if applicable, if it is verified that there is not a sufficient quorum to hold the meeting.
c)    Presentations
Shareholders (or their proxy-holders) who, in the exercise of their rights, intend to make presentations at the Meeting or, if applicable, request information or clarifications regarding the items on the Agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the Spanish National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the statutory auditor’s report, or to make proposals in those cases allowed by law, shall state their intention to do so at the time they access the “Remote Attendance” online app included into the Participation Platform as set forth in section b) above. After said statement and until the Chair declares the valid establishment of the Meeting, remote attendees may submit and send their presentation, question or proposal in writing exclusively through the presentation form made available for this purpose. A remote attendee who wants their presentation to appear in the minutes of the Meeting must expressly state so in the text of such presentation.
If the General Meeting is held on second call, remote attendees who have connected to the meeting on first call and who have submitted presentations and proposed resolutions or requests for information or clarifications must send them again, as stated above, on the day that the meeting is held; otherwise they shall be deemed to have not been submitted.
Pursuant to the provisions of Section 182 of the Companies Act, requests for information or clarification submitted by remote attendees may be answered verbally during the General Shareholders’ Meeting or in writing within seven days after the Meeting is held.
d)    Voting
Votes on the proposals regarding items included on the Agenda may be cast as from the time that the Chair declares the valid establishment of the Meeting, and provided that the attendee has accessed the “Remote Attendance” online app included into the Participation Platform in accordance with the procedure set forth in b) above.
As to proposed resolutions on those matters that by law are not required to appear on the Agenda, remote attendees may cast their votes as from the time stated by the Chair, once the proposal has been submitted and read aloud.
In any event, the process of remote voting regarding all of the proposals submitted at the Meeting will end when the vote on the proposed resolutions commences at the venue where the meeting is held after the Secretary of the Meeting has read aloud the summaries of the proposed resolutions.
The procedure set forth in the By-Laws and in the Regulations for the General Shareholders’ Meeting shall apply to voting on proposed resolutions.
e)    Other matters
Legal entities and non-residents of Spain must ask the Shareholder Office (accionistas@telefonica.com) to adjust, with appropriate guarantees, the mechanisms for attending the Meeting through remote means of communication in real time.
In cases of co-owners of a deposit of securities, the first of them to register (whether physically or remotely) shall be deemed an attendee, and therefore any subsequent access by the other co-owners shall be rejected. In this regard, and for purposes of Section 126 of the Companies Act, it is presumed that the co-owner who first registers (physically or remotely) has been designated by the other co-owners to exercise the shareholder rights.
It is the sole responsibility of the shareholder (or their proxy-holder) to maintain custody of the means of identification required for accessing and using the remote attendance service. A legal entity must give notice of any change in or revocation of the powers held by its representative, and the Company therefore declines any responsibility until such notice is given.
PROXY-GRANTING AND VOTING BY REMOTE MEANS OF COMMUNICATION PRIOR TO THE MEETING
Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights prior to the General Meeting by remote means of communication shall be governed by the following provisions:
1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means through the Participation Platform.
Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “Proxy-granting and voting by electronic means” online app included into the “Participation Platform” (Plataforma de Participación) enabled in the “General Shareholders Meeting 2025/Participation Platform” (Junta General 2025/Plataforma de Participación) section available on the Company’s corporate website (www.telefonica.com) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.
To such end, shareholders must provide evidence of their identity into the Participation Platform by means of: (i) the Electronic National Identity Document, (ii) a

recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Participation Platform, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the proxy-granting and the vote.
Furthermore, shareholders who are natural persons may also grant their proxy or cast their vote prior to the holding of the General Shareholders’ Meeting by calling the telephone number of the Shareholder Office 900 111 004.
Shareholders who are natural persons and who choose to grant their proxy or cast their vote by telephone must identify themselves by stating the number of their National Identity Document, Alien Registration Card or passport and the number of shares they own (including co-owned shares), which the Company will verify in real time if there are no technical obstacles, comparing the information provided by the shareholders to the information available thereto.
For all purposes, including with respect to the rules of priority among proxies, distance voting prior to the General Meeting and attendance, and the deadlines to grant a proxy or cast a distance vote, proxies granted and votes cast by telephone shall be deemed proxies and distance votes sent by electronic means, pursuant to the provisions of Article 20.4 of the By-Laws.
If deemed appropriate to mitigate the risk of identity theft, the Company may send a written notice by postal correspondence to the address appearing in the records of IBERCLEAR or of the Company advising of the remote participation of those shareholders granting their proxy or casting a distance vote using any of the alternatives described above.
2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal or electronic correspondence.
Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.

A shareholder may also grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the sections relating to proxy-granting or distance voting, if any, on the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.
Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.
If a proxy is granted to a person other than one of the members of the Board of Directors, the proxy-holder who intends to attend the meeting in person must deliver a copy of the proxy-granting card at the entry doors on the day of the General Shareholders’ Meeting.
If the shareholder wishes to revoke the proxy granted, he/she should contact the Company at the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com), before midnight (24:00 hours) on April 8, 2025.
Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by retrieving it from the registered office of the Company, or by requesting the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com) to send it without charge.
3.- Provisions common to the exercise of proxy-granting or voting rights by remote means of communication.
a)    Deadline for receipt by the Company and verification of shareholder status.
In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by remote means of communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight (24:00 hours) on April 8, 2025.
The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by remote means of communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.
In the event of co-ownership of shares, the person granting the proxy or casting the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)    Rules of priority between proxy-granting and voting by remote means of communication and attendance at the General Shareholders’ Meeting.
Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by remote means of communication (whether by electronic means or by postal correspondence) shall render null and void the proxy granted or the vote cast.
In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted the proxy or cast the vote is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder casts several votes in different directions, by electronic or postal means, the vote cast last shall prevail.
c)    Other matters.
Both proxies granted and votes cast by remote means of communication shall be rendered null and void by the disposal of the shares of which the Company becomes aware.
Suspension of electronic systems / Interconnection failures
For both the grant of proxies and the casting of votes through remote means of communication and remote attendance at the Meeting, the Company reserves the right to modify, suspend, cancel or limit the mechanisms for electronic voting or proxy-granting and/or remote attendance whenever technical or security reasons make it advisable or so require. If any of such instances occurs, it will be announced on the Website. All of the foregoing is without prejudice to the validity of the proxies already granted, the votes already cast or to shareholders’ attendance and proxy rights.
The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of the mechanisms for electronic proxy-granting or voting and/or remote attendance. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights. without prejudice to the adoption of the measures required by each situation, including a temporary suspension or prolongation of the Meeting if required to guarantee the full exercise of rights by the shareholders or their proxy-holders.
ELECTRONIC SHAREHOLDERS’ FORUM
Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create (the “Forum”).
Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to the General Shareholders’ Meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.
The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.
Instructions for access to and use of the Forum may be found in the “2025 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section on the Company’s corporate website (www.telefonica.com).
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the participation of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.
PERSONAL DATA PROTECTION
Data controller: Telefónica, S.A. (with Tax ID (CIF) A28015865 and a contact address for these purposes at Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2 - Oficina del Accionista, 28050 Madrid, or at accionistas@telefonica.com) is the controller of the personal data (among other, data regarding identification, contact, electronic signature, login credentials, shareholder or proxy-holder status and, if applicable, image and/or voice and connection IP address in the event of remote attendance) collected or generated for purposes of the General Shareholders’ Meeting pursuant to this announcement, either directly from the shareholders and proxy-holders or from the entities with which they have deposited their shares.
Purposes of processing and bases for legitimate use: such personal data shall be processed in accordance with the General Data Protection Regulation and other applicable legal provisions, and for the following purposes: (i) to manage the exercise and control of shareholder rights (including verification of the identity and status of the shareholder or proxy-holder, management of registration for and access to the remote attendance platform, and recording of the call in the case of exercise of voting rights by telephone), (ii) to send information relating to the shareholder’s investment, (iii) to manage the call to and holding of the General Shareholders’ Meeting, and (iv) to allow for transparency and the public dissemination of the General Shareholders’ Meeting on the website of Telefónica, S.A., on the main social media networks and/or on other internet platforms used for this purpose by Telefónica, S.A., as well as by the accredited media.
The processing of the personal data for the aforementioned purposes (i), (ii) and (iii) is carried out based on performance of the relationship between the shareholder and Telefónica, S.A. whereas the processing for purpose (iv) is carried out on the basis of Telefónica, S.A.’s legitimate interest in recording and disseminating the General Shareholders’ Meeting in accordance with the rules and principles of transparency that apply thereto. In compliance with Organic Law 1/1982, of May 5, on protection of the right to honor, personal and family privacy, and one’s own image, by attending the General Shareholders’ Meeting (whether in person or remotely), attendees authorize the taking of photographs, the audiovisual recording of image and/or voice, as well as the reproduction and/or publication and dissemination thereof upon the terms set forth above. Attendees may exercise their right of opposition regarding the processing of personal data arising from the recording of their image at any time, using the means specified in this clause. In this regard, Telefónica, S.A. advises that it will make available a space within the General Shareholders’ Meeting that is free of any recording or image capture, and where the data subjects in attendance who ask to not be recorded or have their images captured will be located.
In addition to the foregoing, the personal data shall be processed to comply with any legal obligations to which Telefónica, S.A. is subject as data controller, the basis for legitimate use being compliance with legal obligations (e.g., money-laundering prevention regulations, statute of limitations on legal actions, etc.).
Recipients of the personal data: such personal data regarding identification of the attendees and, in particular, their status as shareholders or proxy-holders, as applicable, shall be provided to the Notary, solely in relation to the preparation of the notarial minutes of the General Shareholders’ Meeting. The data processed by Telefónica, S.A. may also be provided to third parties in compliance with a legal obligation or requirement, as would be the case of a transfer to third parties duly entitled to exercise the right to receive information contemplated by applicable legal provisions. Moreover, attendees’ data might be accessible to the general public from any territory, including from outside the European Union, to the extent that the data subject makes a presentation or is recorded during the General Shareholders’ Meeting. In this latter case, Telefónica, S.A. will adopt the safeguards required under applicable legal provisions on data protection to guarantee a level of data protection equivalent to that in the European Union.
Security of the processing and storage limitation period: such personal data will be processed in accordance with the most stringent and robust security measures and technical means in order to avoid the loss or misuse thereof or unauthorized access thereto, it will shall be stored for the duration of the relationship between the shareholder and Telefónica, S.A., and for an additional 6 years thereafter or such longer period as corresponds to the limitation period for any applicable legal or contractual claims.
Exercise of data protection rights: the data subject may exercise the rights of access, rectification, objection, erasure, portability, restriction of processing, as well as the right to withdraw consent given, as applicable, by providing evidence of their identity in a letter or e-mail sent to the address mentioned above. In addition, it is hereby advised that Telefónica, S.A. has appointed a Data Protection Officer, who a data subject may contact through the e-mail address DPO_telefonicasa@telefonica.com to make any claim or request relating to the protection of their personal data for purposes of the General Shareholders’ Meeting. Finally, the data subject is hereby advised of their right to file a claim with the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es) if the data subject deems that the data protection rights thereof have been violated.
Personal data of third parties: if the shareholder includes personal data of other individuals in the documents sent, and if a third party attends the General Meeting as a representative of the shareholder, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper transfer of the personal data to Telefónica, S.A.
Other aspects: The shareholder shall be the only party liable for filling out the forms requested thereof in connection with false, inaccurate, incomplete or non-current data.
NOTE: Shareholders are informed that, in the event that, between this notice and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company's control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders nor their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance at the General Meeting” section of this call notice.
The Company, in this case, will inform shareholders, through the Company's corporate website (www.telefonica.com) as well as through any additional means of communication that the Company deems necessary, as soon as it was reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.
Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.telefonica.com).

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDER OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN E-MAIL TO accionistas@telefonica.com.

Madrid, March 6, 2025
Secretary of the Board of Directors

2025 General Shareholders’ Meeting
of Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2025 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

April 9/10, 2025

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Individual and Consolidated Annual Accounts, Consolidated Sustainability Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2024.
I.1     Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2024.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2024, as finalized by the Board of Directors at its meeting of February 26, 2025.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2024 discloses assets total, liabilities total and shareholders’ equity in the amount of 63,453 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 563 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2024 discloses assets total, liabilities total, and shareholders’ equity in the amount of 100,502 million euros each, and the Income Statement as of the end of the fiscal year shows a negative result attributable to the shareholders of the controlling Company in the amount of 49 million euros.
I.2    Approval of the Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
To approve the Statement of Non-Financial Information and Sustainability Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2024 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
I.3    Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2024.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2024.
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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 2 of 15

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2024.
To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2024:
To allocate the profit obtained by Telefónica, S.A. in fiscal year 2024, in the amount of 563 million euros, to Voluntary Reserves.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 3 of 15

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2025.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect PricewaterhouseCoopers Auditores S.L., with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as the Statutory Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2025.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 4 of 15

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Ratification and appointment of Directors.
IV.1    To ratify the interim appointment (co-option) of Mr. Marc Thomas Murtra Millar as a Director, as resolved by the Board of Directors at its meeting held on January 18, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director.

IV.2 To ratify the interim appointment (co-option) of Mr. Emilio Gayo Rodríguez as a Director, as resolved by the Board of Directors at its meeting held on March 6, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director.

IV.3    To ratify the interim appointment (co-option) of Mr. Carlos Ocaña Orbis as a Director, as resolved by the Board of Directors at its meeting held on May 8, 2024, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director.

IV.4    To ratify the interim appointment (co-option) of Mr. Olayan M. Alwetaid as a Director, as resolved by the Board of Directors at its meeting held on February 26, 2025, and to appoint him as a Director for the bylaw-mandated term of four years, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director.

IV.5     To ratify the interim appointment (co-option) of Ms. Ana María Sala Andrés as a Director, as resolved by the Board of Directors at its meeting held on February 26, 2025, and to appoint her as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 5 of 15

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Shareholder compensation. Distribution of dividends from unrestricted reserves.
To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment in 2025 of the fixed amount of 0.30 euros, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following payment dates:
-The first payment of 0.15 euros per share in cash will be carried out on June 19, 2025 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).
-The second payment of 0.15 euros per share in cash will be carried out on December 18, 2025 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 6 of 15

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to increase share capital in accordance with Section 297.1.b) of the Companies Act (Ley de Sociedades de Capital), with the power to exclude the pre-emptive rights of shareholders.
To delegate to the Board of Directors of Telefónica, S.A., to the extent required by law, the power to increase the share capital, pursuant to Section 297.1.b) of the Companies Act, on one or more occasions and at any time, within a period of five years from the date on which this resolution is adopted, by a maximum nominal amount of 2,835,080,777 euros, equal to one-half of the share capital of Telefónica, S.A. on the date of adoption of this resolution.
Capital increases under this delegation shall be carried out by means of the issuance and flotation of new shares -with or without a share premium- the consideration for which shall be monetary contributions.
In connection with each increase, it shall fall upon the Board of Directors to decide whether the new shares to be issued are to be ordinary, preferred or any other type of shares permitted by law. The Board of Directors may also set the terms and conditions of the capital increases as to all matters not provided for in this resolution and the characteristics of the shares, with express provision for the possibility of incomplete subscription, and may freely offer the new shares not subscribed within the period or periods for the exercise of pre-emptive rights. The Board of Directors may also provide that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made, and may amend the article of the By-Laws regarding the share capital and number of shares.
Furthermore, in connection with the capital increases implemented in reliance on this delegation, the power is delegated to the Board of Directors to exclude pre-emptive rights in whole or in part upon the terms of Section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.
The Company shall, where appropriate, make application for admission to trading on any secondary market, whether official or unofficial, organized or not, and domestic or foreign, of the shares issued by virtue of this delegation, with the Board of Directors being authorized to take all steps and actions needed for admission to listing with the appropriate bodies of the various domestic or foreign securities markets on which its shares are listed.
The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 7 of 15

Telefónica, S.A.
The delegation granted by the shareholders at the General Shareholders’ Meeting of the Company held on June 12, 2020 is hereby revoked to the extent that it has not been exercised.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 8 of 15

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a five-year term, of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.
To delegate to the Board of Directors of Telefónica, S.A., in accordance with the general rules governing the issuance of debentures and subject to the provisions of current legislation and the Company's By-Laws, the power to issue fixed-income securities or debt securities of a similar nature, or hybrid financial instruments, which may be convertible and/or exchangeable into shares and/or which grant the holders thereof a share in the corporate earnings, and to guarantee their issuance by the Group's companies, in accordance with the following terms:
1.The aforementioned instruments may be issued on one or more occasions within a maximum period of five years from the date on which this resolution is adopted. The same term shall apply to the power to guarantee the issuance of such instruments by companies of the Group.
2.The securities issued may be debentures, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments, in any form permitted by law (including, inter alia, preferred shares), both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of its Group companies or of any other company, and/or giving the holders thereof an interest in the corporate earnings. This delegation also includes warrants or other similar instruments that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or already outstanding, and which may be paid for by physical delivery or by set-off, to which the same rules set forth herein with respect to convertible and/or exchangeable instruments shall apply, mutatis mutandis.
3.The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. In the case of warrants, the sum of the premiums and exercise prices of each issuance shall be taken into account.
4.The delegation shall extend to the determination of the various aspects and conditions of each issuance. By way of example, the Board of Directors shall be responsible for determining, for each issuance, (i) the amount thereof (observing the applicable quantitative limit); (ii) the number of securities and their nominal value; (iii) the applicable legislation; (iv) the type of investor to which the issuance

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 9 of 15

Telefónica, S.A.
is addressed; (v) the place of issue -whether in Spain or abroad-; (vi) currency, and if in foreign currency, the equivalent thereof in euros; (vii) the class of securities, whether notes, bonds, debentures or any other security permitted by Law, including subordinated securities; (viii) the issue date or dates; (ix) interest rate; (x) procedures and dates of coupon payment; (xi) whether they are repayable or not (including, if applicable, the possibility of repayment by the issuer) and, if appropriate, the periods and events of repayment) (in whole or in part), whether the securities are perpetual or maturing on a specific date and, in the latter case, the due date; (xii) whether the securities are mandatorily or voluntarily convertible and/or exchangeable, including on a contingent basis, and, if voluntarily convertible, at the option of the holder of the securities or of the issuer, and, if exchangeable and not convertible, whether mandatorily or voluntarily and at the option of the holder of the securities or of the issuer; (xiii) guarantees, type of reimbursement and lots and premiums; (xiv) representation, whether by certificates (registered or bearer) or book entries; (xv) where appropriate, pre-emptive rights and subscription system; (xvi) if appropriate, submit applications for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the securities issued, complying with the requirements of applicable law in each case; (xvii) if appropriate, anti-dilution clauses and conversion price adjustments; (xviii) in general, any other condition of the issuance; and (xix) where applicable, appoint the security-holders’ syndicate representative (comisario) or the person or entity that is to represent the holders of the securities and approve the basic rules that are to govern the legal relations between the Company and the syndicate or collective organization mechanism of the holders of the securities issued that may be in place, if appropriate.
The Board of Directors is further authorized, subject to the receipt of the necessary approvals and consents, to amend and/or enforce the repayment terms of the securities, their maturity, their interest rate and, in general, all terms and conditions of the issuances made in reliance on this authorization.
5.In the event that convertible and/or exchangeable securities are issued, it is resolved to establish the following criteria for the determination of the basis and terms of the conversion and/or exchange:
a)Instruments issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with the conversion and/or fixed exchange ratio (whether determined or determinable) or variable, with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 10 of 15

Telefónica, S.A.
b)The conversion and/or exchange ratio shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange ratio determined in the Board of Directors’ resolution, or at such exchange ratio as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any case, the price of the shares for purposes of the conversion and/or exchange, subject to the anti-dilution adjustments, may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company during the period to be determined by the Board of Directors, which may not be more than three months or less than one day prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in the exercise of the powers delegated hereby, or (ii) specific dates between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.
c)Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange ratio. In this case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company during a period to be determined by the Board of Directors, which shall not be more than three months nor less than one day prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%.
Notwithstanding the foregoing, limits may be established in the form of a minimum and/or maximum benchmark price of the shares for purposes of the conversion and/or exchange thereof upon the terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 11 of 15

Telefónica, S.A.
d)Debentures may not be converted into shares if the nominal value of such bonds is less than the value of such shares. In addition, convertible debentures may not be issued in an amount that is less than the nominal value of such shares.
e)Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of securities being converted and/or exchanged shall be rounded downward by default to the immediately lower integer, and each holder shall receive, in cash, the difference that may arise in such instance.
f)When approving an issuance of convertible and/or exchangeable securities, the Board of Directors shall issue a report elaborating on and specifying the terms and conditions of the conversion that are specifically applicable. In the case of an issuance of convertible securities, this report shall be accompanied by the corresponding independent expert's report required by law.
6.In any event, this delegation of powers to issue convertible and/or exchangeable securities shall include:
a)The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the General Meetings, does not exceed the limit of one-half of the amount of the share capital envisaged in the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre-emptive rights of the shareholders, all in accordance with the authorization granted by the General Meeting that is in effect on the date of the resolution to increase share capital and without such provisions in any way affecting the application of any anti-dilution adjustments, when such adjustments are appropriate.
b)The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic and international markets, to use bookbuilding techniques, to facilitate the acquisition of assets that are appropriate to further the achievement of the corporate purpose or whenever otherwise warranted for reasons of corporate interest. In the event that the Board decides to exclude the pre-emptive right of the shareholders in connection with a specific issuance of convertible securities that it may decide to effect in reliance on this authorization, it will, upon approving the issuance, formalize a report describing the specific reasons of corporate interest that warrant such measure, which will be the subject of a corresponding report by a statutory auditor appointed for such purpose by the Commercial Registry, all in accordance with the Companies Act. Both reports shall be immediately

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 12 of 15

Telefónica, S.A.
posted on the Company’s website and reported at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.
c)The power to further develop the terms and conditions of the conversion and/or exchange, and particularly to determine the time of the conversion and/or exchange.
7.The Board is hereby authorized to in turn delegate to the Executive Commission the powers granted in this resolution.
8.The delegation to issue securities granted by the General Shareholders' Meeting of the Company on June 12, 2020 is hereby revoked to the extent that it has not been exercised.
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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 13 of 15

Telefónica, S.A.
Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 14 of 15

Telefónica, S.A.
Proposal regarding Item IX on the Agenda: Consultative vote on the 2024 Annual Report on Directors’ Remuneration.
To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2024.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2025 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 6, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors